Mail Stop 3561

August 15, 2005

Robert W. Baker, Esq.
General Counsel
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

> **Re:** **El Paso Corporation**
> **Supplemental Response dated August 15, 2005**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-3**
> **Filed August 10, 2005**
> **File No. 333-82412**

Dear Mr. Baker:

We have reviewed your response to our comment letter dated August 12, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. After reviewing your response to our comments, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Response Letter to Comment Letter Dated August 12, 2005

1. We note your response to comment 1 in our letter dated August 12, 2005 in relation to Coastal's participation in the former United Nations Oil for Food Program. In your response, you state that Coastal also purchased Iraqi oil for sale and trade with third parties, and that Coastal or one or more of its subsidiaries entered into contracts with third parties to purchase Iraqi oil that had been sold by the State Oil Marketing Organization. Please confirm that such purchases or trades with third parties were made in compliance with the United Nations Oil for Food Program.

2. We also note your belief that Coastal's purchases of Iraqi oil do not pose a material investment risk to shareholders based on both a quantitative and

qualitative evaluation, and the implication in your response that those purchases were not otherwise material to the company based on qualitative factors. To assist us in assessing your response concerning the materiality of Coastal's purchases of Iraqi oil, please promptly provide the information currently omitted from your draft response regarding the percentage of revenues those purchases constituted and discuss for us your evaluation of the impact of Coastal's purchases of Iraqi oil on the your reputation and share value.

3. To the extent known, describe for us the range of potential penalties or liabilities you may face as a result of Coastal's participation in the United Nations Oil for Food Program. In light of the potential costs and exposures to you and your subsidiaries associated with the investigations resulting from Coastal's participation in the United Nations Oil for Food Program, including potential adverse effects on the company's reputation and share value, it appears that it would be appropriate for the registration statement to include a risk factor regarding this matter. This risk factor should at least include the information regarding this matter set forth on page F-24 of the registration statement and the information set forth on page 27 of the company's Form 10-Q for the fiscal quarter ended June 30, 2004.

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We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Howard M. Baik at (202) 551-3317 or to Ellie Quarles, Special Counsel, at (202) 551-3238.

Sincerely,

H. Christopher Owings
Assistant Director

cc (via fax):   Michael O'Leary, Esq.
                  (713) 238-7130